SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2002

SIEMENS AKTIENGESELLSCHAFT

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS

Press Presse Prensa

For the business and financial press
Munich, May 3, 2002

Applicability of the German takeover act to stock buybacks

An article appearing under the headline "Stock buybacks subject to takeover law" in today's edition of the Frankfurter Allgemeine Zeitung suggests that the German Federal Securities Supervisory Office (Bundesaufsichtsamt für den Wertpapierhandel – BAWe) in Frankfurt has taken legal steps against Siemens.

The company's position is as follows:

It is not correct that the BAWe is "proceeding against Siemens." It is rather the case that, on March 19, 2002, the company filed a non-binding request with the BAWe for information regarding the applicability of the Securities and Takeover Act (Wertpapiererwerbs- und Übernahmegesetzes – WpÜG) should the company decide to publicly buy back its own stock. The aim of the request was to establish legal security on the issue of whether the WpÜG applies to future stock buybacks by the company or not. The BAWe answered this request in writing on April 25, 2002. Its answer to the non-binding request for information does not constitute a juridical administrative act. It is rather a opinion of the relevant German authorities.

Siemens was again authorized by it shareholders at the last shareholders' meeting in January 2002 to acquire shares totaling up to 10% of the company's capital stock. In addition to direct purchase on the stock market and a public purchase offer, shareholders may also take advantage of the opportunity to exchange their Siemens shares for Infineon shares.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200204.31 e
Thomas Weber
80312 Munich
Tel.: +49-89 636-32812; Fax: -32825
E-mail: thomas.weber@siemens.com

For the business and financial press
Munich/Sunnyvale, May 20, 2002

Juniper Networks to acquire Siemens-subsidiary Unisphere
Siemens and Juniper Networks to form global IP partnership

Juniper Networks, Inc. (Nasdaq: JNPR), a leading provider of trusted infrastructures for the New Public Network, has signed a definitive agreement to acquire Unisphere Networks, Inc., a Siemens company, in a combined $375 million cash and 36.5 million share stock transaction. Siemens (NYSE: SI) and Juniper Networks have also agreed to enter a global partnership in the field of IP infrastructure and related systems. Based upon Juniper Networks' closing stock price of $9.85 on May 17, 2002, the deal has an approximate value of $740 million. Upon final closing of the transaction, which is still subject to regulatory approval, service providers and carriers will be offered a scalable IP product and service portfolio on a global scale.

The acquisition, slated to close in the third quarter of calendar year 2002, is subject to all required Board approvals, to Hart-Scott-Rodino approval and certain other customary closing conditions. It is expected to be slightly dilutive to Juniper Networks in 2002 and accretive in 2003. At the close of the transaction, Siemens will own slightly less than 10 percent of the shares outstanding in Juniper Networks.

In addition, partnership agreements will provide for the worldwide presence and customer base of Siemens to leverage Juniper Networks' leading IP product portfolio for the service provider industry to deliver Next Generation voice solutions with

Siemens AG
Corporate Communications
Presseabteilung
80312 München

Informationsnummer: AXX 200205.38 e
Andreas Fischer
Tel.: +49-89-722-33988
Thomas Weber
Tel.: +49-89 636-32812

comprehensive IP routing technology. The relationship underscores Siemens' aim to be a key player in the field of Next Generation Networks (NGN) with its comprehensive SURPASS solution portfolio for the IP convergence of data, voice and video.

The worldwide reseller agreement will give Juniper Networks access to Siemens' sales channels in 190 countries. As a systems integrator with expertise in turnkey NGN projects, Siemens will be able to offer network operators end-to-end solutions comprising softswitches, gateways and IP routers.

"Siemens' IC Networks Group is concentrating on Internet-based convergence of voice and data technologies, broadband technology (emphasis on carrier and enterprise customers) and optical networking. As part of this strategy, Siemens is focusing on the components that are necessary to enable real-time communication", said Thomas Ganswindt, IC Networks Group President. "These activities at Unisphere were carved out before and have already been integrated into Siemens. Now we can rely on an even stronger partner for IP router technology."

"Our acquisition of Unisphere Networks highlights Juniper Networks' focus of supplying IP expertise to the leading service providers, carriers and PTTs throughout the world. These customers will now be able to leverage the global reach of Siemens to utilize both Juniper Networks' and Unisphere Networks' proven IP experience. The result is a broadly available portfolio of core, edge, cable and mobile IP routing and broadband access platforms," said Scott Kriens, CEO, president and Chairman of the Board of Juniper Networks.

„We are excited to be joining Juniper Networks and believe our service provider customers worldwide will continue to benefit from our proven ability to deliver carrier grade IP infrastructure solutions," said James Dolce, president and CEO, Unisphere Networks. "Unisphere Networks' proven ability to deliver a best in class IP routing and broadband access solution complements Juniper Networks IP routing market leadership. Together, we have a unique ability to redefine the economic and technology requirements of global service providers in their migration to IP networks."

Siemens AG
Corporate Communications
Presseabteilung
80312 München

Informationsnummer: AXX 200205.38 e
Andreas Fischer
Tel.: +49-89-722-33988
Thomas Weber
Tel.: +49-89 636-32812

Juniper Networks will host a conference call web cast on May 20 at 5:30 a.m. PST at www.juniper.net/company/investors/announcement.html . In addition, you can listen live by calling 800-633-8492 (for callers in the U.S.) or +1-212-346-6459 (for international callers), or listen to the replay at 800-633-8284 (for callers in the U.S.) or +1-858-812-6440 (for international callers), reservation number 2061 6998.

Juniper Networks leads the industry in turning network innovation into the reliable delivery of core, edge, mobile and cable Internet services at scale for the New Public Network. Headquartered in Sunnyvale, California, Juniper Networks offers additional information on its product and service offerings at www.juniper.net.

Siemens Information and Communication Networks (IC Networks) is a leading provider of network technology for enterprises, carriers and service providers. Its comprehensive portfolio comprises IP-based convergence solutions for voice and data (HiPath for enterprises, SURPASS for carriers), a full range of solutions for broadband access (Attane), and optical transport networks (TransXpress). The Siemens Group thus provides complete solutions from a single source for the infrastructure of the Next Generation Network — optimized for a prompt return on investment and to open up new business opportunities for customers. In fiscal 2001 (year-end 30 September) IC Networks employed 51,000 people worldwide and posted sales of EUR 12.9 billion. Further information about ICN is available at www.siemens.com/networks/

Unisphere Networks, Inc. is a leading provider of carrier-class IP infrastructure products to enable data, voice and rich media services. With an Edge-Optimized Architecture, Unisphere Networks enables service providers to create and deploy revenue-generating services with IP Quality of Service, wire-speed performance, reliability and scale. Founded in 1999, Unisphere Networks is headquartered in Westford, Mass. For more information about Unisphere Networks, please visit the Web site at: www.unispherenetworks.com.

Actual results could differ materially from those anticipated in forward-looking statements in this release as a result of certain factors, including those set forth in the risk factors described in the Company's SEC filings, including its recent Form 10K.

Siemens AG
Corporate Communications
Presseabteilung
80312 München

Informationsnummer: AXX 200205.38 e
Andreas Fischer
Tel.: +49-89-722-33988
Thomas Weber
Tel.: +49-89 636-32812

Contacts:

Juniper Networks, Inc.
VP, Investor Relations
Randi Paikoff Feigin
Tel: +1-408-745-2371
randi@juniper.net

Juniper Networks, Inc.
Senior Manager, Public Relations
Kathy Durr
Tel: +1-408-745-5058
kdurr@juniper.net

Siemens AG
Corporate Communications Press
Thomas Weber
Tel: +49-89-636 32812
th.weber@siemens.com

Siemens AG
Corporate Communications Press ICN
Andreas Fischer
Tel: +49-89-722 33988
andreas.fischer@icn.siemens.de

Siemens Corp. (USA)
Vice President Public Relations
Bud Grebey
Tel: +1-212-258 4335
bud.grebey@siemens.com

Unisphere Networks, Inc.
Investor Relations
Marc Jaffan
Tel: +1 978-589-0136
mjaffan@unispherenetworks.com

For the business and financial press
Munich, May 17, 2002

Siemens to sell mobile crane business to Terex

Siemens will sell the mobile crane business operated by Demag Mobile Cranes GmbH & Co. KG, with sales of some €400 million in 2001, to the U.S. company Terex Corporation. Terex (headquartered in Westport, Connecticut) will acquire three production facilities – two in Zweibrücken, Germany, and one in Pecs, Hungary. The sale contract was signed by both parties on May 17, 2002. The transaction will probably be completed, following regulatory approval, in the third quarter.

Following Siemens' acquisition of Atecs, the business units Demag Mobile Cranes, Gottwald, and Demag Cranes & Components were established under their own brands as separate legal units belonging to Mannesmann Dematic.

Siemens Dematic AG, which was formed from Siemens' former Production and Logistics Systems Group and the logistics activities of Mannesmann Dematic AG, focuses on the areas of logistics automation, postal automation and electronic assembly systems.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX200205.37 e
Dr. Karin Funke-Rapp
80312 Munich
Tel.: +49-89 636-33581 Fax: -35260
E-mail: karin.funke-rapp@.siemens.com

SIEMENS **Press Presse Prensa**

Industrial Solutions and Services

For the daily and business press
Erlangen, May 22, 2002

Siemens' Industrial Solutions and Services Group launches restructuring initiative

Siemens' Industrial Solutions and Services Group (I&S) is repositioning itself to strengthen its competitiveness as a supplier of industrial systems, maintenance services and sector-specific IT solutions. Joergen Ole Haslestad, the new President of I&S, noted: "Our goal is to rapidly focus I&S on its core competencies and reduce low-profit commitments." Cooperation within Siemens will also be strengthened in the area of industrial IT solutions and lifecycle services. Activities not belonging to the Group's future core businesses will be acquired and maintained by partners. Some 5,000 jobs, of which 3,700 are in Germany and 1,300 outside Germany, will be affected. Socially responsible arrangements are planned for another 2,000 employees, two-thirds of whom work in Germany. Initial talks on these arrangements began today with the relevant employee organizations. All in all, I&S has identified concrete measures to increase productivity and initiated a cost reduction plan with a savings potential of over €500 million.

With some 30,000 employees in 49 countries, I&S is a leading provider of industrial systems, maintenance services for industrial and infrastructure systems (lifecycle services) and sector-specific IT solutions. In the past few years, the construction of industrial systems and, especially, the modernization business and the use of information technology (IT solutions) to optimize production processes have increased in importance. Due to structural changes and the current economic slowdown, I&S

Siemens AG
Corporate Communications
Press Office

Reference number: I&S 0502.2756 e
Press Office Industrial Solutions and Services
Wieland Simon
PO Box 3240, 91050 Erlangen
Tel.: (+49-9131) 7-46169; Fax: -25074
E-mail: wieland.simon@siemens.com

slipped into the red in the first six months of this fiscal year. "To meet the changed demands of the market and improve our competitiveness, we have to transform ourselves from a supplier of electrical and electronic equipment for plants into provider of solutions and services for industry and infrastructure," stressed Haslestad. With today's cost structure, I&S is now less competitive than small-to-midsized suppliers, especially in the conventional service business. "Our priority is to focus on customers and on providing solutions and services. Then we'll have the right prerequisites to strengthen our competitiveness in attractive market segments," said Haslestad.

The I&S reorganization has two main focuses. First, as part of Siemens' *top*+ initiative, I&S has identified **concrete measures to increase productivity** (PIP – Productivity Improvement Program) and initiated a cost reduction program with potential cost savings of more than €500 million. Second, the Group is **optimizing its current business** by concentrating on three areas: the construction of industry and infrastructure systems, technical services, and IT solutions for the entire production process in plants. Following the reorganization, I&S will generate sales of €4 billion with some 23,000 employees in these three core businesses. All measures are oriented on the following principles:

Profit before sales: In all I&S businesses, increasing earnings has a clear priority over sales growth.

Strengthening core competencies: Innovative solutions and services as well as an improvement in worldwide knowledge management in the construction of systems for the process industry will enable the Group to increase its market penetration. Activities that will no longer belong to I&S's core business – for example, the development and production of printed circuit boards and the operation of repair facilities – will be divested.

Optimizing industrial services: The operating phase of industrial systems will become more important in the future, since the upgrading and the extension of system lifecycles generate significant customer value. However, I&S's conventional services are no longer competitive compared to those provided by small-to-midsized companies.

Siemens AG
Corporate Communications
Press Office

Reference number: I&S 0502.2756 e
Press Office Industrial Solutions and Services
Wieland Simon
PO Box 3240, 91050 Erlangen
Tel.: (+49-9131) 7-46169; Fax: -25074
E-mail: wieland.simon@siemens.com

Expansion of IT solutions: The IT breakthrough in the industry sector presents the Group with new opportunities for value creation. The use of information technology to optimize industry and infrastructure systems is providing I&S with access to an attractive future market with high earnings potential.

Optimization of value creation: I&S will continue to offer solutions for the entire value chain – from the planning, engineering and commissioning of systems to their modernization and maintenance. However, the streamlining and standardization of processes will generate considerable cost savings.

"With these first steps in our reorganization, we on the right track to safeguard our competitiveness and turn our business around," said Haslestad. The relevant employee organizations were informed today regarding the prospective measures being developed by the I&S divisions. Details of the program will be defined in the coming weeks.

The Siemens **Industrial Solutions and Services Group (I&S)** is a global supplier to plants in the process and manufacturing industries of customized industry-oriented, technical service and IT solutions covering the whole plant life cycle – from planning and construction, through operation and modernization, to dismantling and recycling. At some 300 locations worldwide, I&S employs a total of 30,000 people in the following Divisions: Metals, Mining and Paper Technologies; Infrastructure and Marine Solutions; Oil&Gas and Petrochemical Technologies; Intelligent Traffic Systems; Industrial Services; and IT Plant Solutions. In fiscal 2001 (to September 30), earnings before interest, taxes and amortization (EBITA) at I&S amounted to € 97 million (€111 in the previous fiscal). Total sales improved by 8% to €4.56 billion. New orders increased by 11% to € 4.88 billion.

Further information and download: http://www.is.siemens.de

Siemens AG
Corporate Communications
Press Office

Reference number: I&S 0502.2756 e
Press Office Industrial Solutions and Services
Wieland Simon
PO Box 3240, 91050 Erlangen
Tel.: (+49-9131) 7-46169; Fax: -25074
E-mail: wieland.simon@siemens.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

By: ______________________
Charles Herlinger
Vice President and Corporate Controller

By: ______________________
Daniel W. Satterfield
Director

Date: June 4, 2002